  EXHIBIT 99.1

Orion Digital Reports Q3 2026 Results; Raises Full-Year Adjusted EBITDA Guidance to $7–8 Million

European Payments Volume of $3.0 Billion, up 7% Year-over-Year

Revenue from Wealth and Payments Grows 14% and Represents 41% of Total Revenue

Q3 Operating Cash Flow of $2.5 Million

Orion Digital reports in Canadian dollars and in accordance with IFRS Accounting Standards.

Vancouver, British Columbia, November 5, 2026 - Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO) (“Orion Digital” or the “Company”) today reported financial results for the third quarter ended September 30, 2026.

Orion Digital operates a Canadian consumer financial services platform encompassing its Intelligent Investing wealth platform and Mogo Lending, alongside Carta Worldwide, its European payments infrastructure business. Intelligent Investing is the Company’s primary growth focus, while Mogo Lending is managed for risk-adjusted returns and capital efficiency.

For the first nine months of 2026, Adjusted EBITDA¹ increased 35% to $6.7 million, compared with $5.0 million in the prior year. Adjusted EBITDA was $1.9 million in Q3 2026, compared with $2.0 million in Q3 2025 and $3.3 million in Q2 2026. The sequential decrease primarily reflected higher loan-loss provisions, including an update to estimated recovery-rate assumptions, and higher technology and development expenses.

Total revenue was $17.0 million in Q3 2026, consistent with the prior year, as 14% year-over-year growth in combined Wealth and Payments revenue more than offset a 9% decline in interest revenue. Wealth and Payments generated $6.9 million in revenue and represented 41% of consolidated revenue, compared with 36% a year earlier, reflecting the Company's continued shift toward a greater contribution from its growth platforms.

During Q3, the Company generated $2.5 million of cash from operating activities. In financing activities, the Company repaid approximately $4.3 million of debt, including $3.7 million under its lending credit facility and $0.6 million of debentures. Cash declined $2.7 million during the quarter, primarily reflecting these repayments and other capital allocation activities.

Orion Digital ended September 30, 2026 with $30.9 million in cash, restricted cash, marketable securities and investments, while continuing to reduce debt.

Net loss was $3.1 million, compared with $4.5 million in Q3 2025.

Management Commentary

David Feller, Founder and CEO

“Following the July commercial launch of IntelligentInvesting.ai, our focus is on expanding the platform's AI capabilities and preparing for a broader marketing campaign in early 2027. We believe AI will fundamentally change how individuals research investments and make capital-allocation decisions, and we're building Intelligent Investing to connect that intelligence to investors' portfolios and help them make better long-term investment decisions.”

Greg Feller, President and CFO

“Adjusted EBITDA increased 35% to $6.7 million for the first nine months of 2026. In the third quarter, we generated $2.5 million of operating cash flow and repaid $4.3 million of debt. Based on our year-to-date performance and current expectations for Q4, we are increasing our full-year Adjusted EBITDA guidance to $7.0 million to $8.0 million.

Our focus remains on maintaining liquidity, generating sustainable consolidated cash flow and deploying capital where expected returns justify the investment.”

Q3 2026 KPI Scorecard

	Q3 2026	Q3 2025	YoY Change
Wealth Platform
Assets under administration (at September 30)	$549.3M	$497.6M	10%
Wealth revenue	$4.1M	$3.6M	13%
Payments Platform
European transaction volume	$3.0B	$2.8B	7%
Payments revenue	$2.8M	$2.4M	16%
Lending
Interest revenue	$6.0M	$6.6M	(9%)
Net loans receivable	$55.8M	$59.8M	(7%)
Corporate
Adjusted EBITDA¹	$1.9M	$2.0M	(4%)

Wealth Platform — Intelligent Investing

Wealth revenue increased 13% year-over-year to $4.1 million in Q3 2026, while assets under administration in Orion Digital’s established Canadian Wealth business increased 10% to $549.3 million at September 30, 2026.

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On July 27, 2026, Orion launched IntelligentInvesting.ai, beginning the commercialization of its new investing platform. Management believes that as AI makes sophisticated investment research and analysis more widely available, differentiated value will increasingly come from connecting that intelligence to investors’ portfolios, capital-allocation decisions and outcomes.

Intelligent Investing is designed to address this opportunity by combining AI-powered research with structured investment decision-making, including tools to document investment theses, benchmark performance and evaluate decisions over time. The platform is being developed to improve long-term investment decision quality rather than encourage more trading.

The platform is being commercialized from Orion Digital’s established Canadian Wealth business, which provides the regulatory, operating and technology infrastructure supporting the rollout. The reported $549.3 million of assets under administration reflects the broader Wealth business and should not be interpreted as adoption of the newly launched experience.

Following the July launch, management is focused on expanding the platform's AI capabilities, evaluating customer adoption and engagement, and preparing for a broader marketing campaign in early 2027.

Wealth remains Orion Digital’s principal area of growth investment.

Payments Platform — Carta Worldwide

Payments revenue increased 16% year-over-year to $2.8 million in Q3 2026, compared with $2.4 million in Q3 2025.

European transaction volume increased 7% to $3.0 billion, compared with $2.8 billion in the prior-year quarter. For the first nine months of 2026, European transaction volume increased 6% to $8.5 billion.

Carta provides payments infrastructure supporting programs processing more than $11 billion of annual payment volume and reaching more than four million end users across Europe through its clients.

Following the completion of its multi-year technology modernization, Carta is focused on resuming commercial growth in 2027.

Mogo Lending — Return-Based Capital Deployment

Mogo is Orion Digital's Canadian consumer lending business, with more than two decades of operating history and underwriting experience.

Management maintained a conservative approach to lending during 2026, reflecting its assessment of the Canadian economic outlook, credit risk and expected lending returns. This included deliberately reducing originations relative to historical levels and prioritizing risk-adjusted returns, capital payback and liquidity over portfolio growth.

Interest revenue declined 9% year-over-year to $6.0 million in Q3 2026, reflecting lower loan receivables balances and the impact of the lower statutory annual interest rate that came into effect January 1, 2025.

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Gross loans receivable declined to $72.6 million at September 30, 2026, from $75.4 million at June 30, 2026. The related lending credit facility declined to $46.1 million from $49.8 million. During the quarter, the Company repaid $3.7 million under the facility, including $2.0 million associated with an amendment adjusting advance rates on certain loan receivables. The repayments are consistent with management's continued focus on disciplined capital deployment and a more conservative approach to financing the lending portfolio.

Any future increases in lending deployment will be governed by expected risk-adjusted returns, management's latest assessment of economic conditions and portfolio credit performance, together with capital payback and liquidity requirements.

Cash Generation and Capital Allocation

Core operating cash generation1 was $5.4 million in Q3 2026, an increase of 23% from the prior-year period. Core operating cash generation is a supplemental measure used to assess cash generated by Orion Digital’s operating businesses before growth investment, lending deployment and corporate financing activities.

During the quarter, the Company invested $0.9 million in growth and platform development, deployed $2.2 million of net cash in its lending portfolio and repaid $3.7 million under its lending credit facility. After portfolio investments and monetizations, corporate financing and shareholder capital allocation activities (including share repurchases), cash decreased by approximately $2.7 million to $20.5 million.

Management evaluates material uses of capital based on expected returns, capital efficiency, payback, liquidity requirements, downside risk and long-term per-share value.

Liquidity and Balance Sheet

At September 30, 2026, Orion Digital held:

•	Cash and cash equivalents of $20.5 million;

•	Restricted cash of $1.1 million;

•	Marketable securities of $5.0 million; and

•	An investment portfolio of $4.3 million.

Total cash, restricted cash, marketable securities and investments were approximately $30.9 million.

At quarter-end, net loans receivable were $55.8 million, compared with $46.1 million outstanding under the related lending credit facility. The Company also had $30.6 million of outstanding debentures.

The lending credit facility directly finances the consumer loan portfolio and remains subject to credit-performance, covenant and liquidity requirements.

During Q3, the Company repurchased 83,373 common shares.

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2026 Outlook

The outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on management’s current expectations and assumptions. Actual results may differ materially as a result of numerous factors, including changes in credit performance, lending deployment, marketing investment, operating expenses, market conditions and other risks beyond Orion Digital’s control.

Based on Adjusted EBITDA of $6.7 million for the first nine months of 2026, an increase of 35% year-over-year, Orion Digital is increasing its full-year 2026 Adjusted EBITDA2 guidance to $7.0 million to $8.0 million, from the previously communicated range of $6.0 million to $7.0 million.

The revised guidance reflects the Company’s year-to-date financial performance and current expectations for the fourth quarter, including anticipated lending credit provisions, operating expenses and selective commercialization investment.

Management continues to expect consolidated revenue for 2026 to be modestly lower than in 2025.

¹ Adjusted EBITDA, core operating cash generation and certain supplemental cash-generation and capital-allocation measures are non-IFRS financial measures. These measures do not have standardized meanings under IFRS Accounting Standards and may not be comparable with similarly titled measures presented by other issuers. They should not be considered in isolation or as substitutes for IFRS financial measures. Definitions and reconciliations to the most directly comparable IFRS measures are provided in the Company’s MD&A for the three and nine months ended September 30, 2026. Core operating cash generation represents cash generated by the Company's operating businesses before growth and platform investment, net issuance of loans receivable, net credit-facility advances (repayments), portfolio investment activity, and corporate financing and shareholder capital allocation activities. It includes asset-level financing costs, such as interest on the credit facility that directly funds the lending portfolio. Cash interest paid on debentures ($0.7 million and $0.8 million for the three months ended September 30, 2026 and 2025, respectively; $2.1 million and $2.3 million for the nine months ended September 30, 2026 and 2025, respectively) is included in Corporate financing and shareholder capital allocation activities.

2 The 2026 Adjusted EBITDA is a forward-looking non-IFRS measure. Management has not reconciled these forward-looking non-IFRS measures to their most directly comparable IFRS measure, net loss. This is because the Company cannot predict with reasonable certainty and without unreasonable efforts the ultimate outcome of certain IFRS components of such reconciliations due to market-related assumptions that are not within our control as well as certain legal or advisory costs, tax costs or other costs that may arise. For these reasons, management is unable to assess the probable significance of the unavailable information, which could materially impact the amount of the future directly comparable IFRS measures.

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Non-IFRS Financial Measures

This news release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including adjusted EBITDA and core operating cash generation, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended September 30, 2026, which is available at www.sedarplus.com and at www.sec.gov.

The following table presents a reconciliation of adjusted EBITDA to net loss, the most comparable IFRS financial measure.

Adjusted EBITDA

($000s)
	Three months ended		Nine months ended
	September 30, 2026	September 30, 2025	September 30, 2026	September 30, 2025
Net loss	$(3,106)	$(4,509)	$(9,658)	$(2,873)
Credit facility interest expense	1,338	1,450	4,068	4,286
Debenture and other financing expense	739	717	2,213	2,444
Accretion related to debentures	125	133	386	421
Stock-based compensation	149	577	583	1,559
Depreciation and amortization	1,691	1,969	5,523	5,952
Revaluation loss (gain)	530	2,748	2,885	(3,459)
Other non-operating expense (income)	426	(1,018)	790	(3,142)
Income tax expense (recovery)	2	(99)	(83)	(238)
Adjusted EBITDA	1,894	1,968	6,707	4,950

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Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding the Company’s capital allocation strategy, Orion Digital’s strategic initiatives including in respect of its wealth management and payments platforms and financial outlook for 2026. Forward-looking statements are typically identified by words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Orion Digital’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Orion Digital’s control, including the receipt of any required regulatory approval. For a description of the risks associated with Orion Digital’s business please refer to the “Risk Factors” section of Orion Digital’s current annual information form, which is available at www.sedarplus.com and www.sec.gov. Except as required by law, Orion Digital disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Orion Digital Corp.

Orion Digital Corp. (NASDAQ: ORIO; TSX: ORIO) is a financial technology company operating two platforms: a Canadian consumer platform spanning Intelligent Investing and Mogo Lending, and Carta Worldwide, its European payments infrastructure platform.

Intelligent Investing is building a capital-allocation system for an AI investing world, designed to help individual investors make better long-term investment decisions rather than simply trade more. By combining AI-powered research and analysis with portfolio context, structured decision-making and ongoing performance evaluation, Intelligent Investing aims to help investors make more informed capital-allocation decisions over time.

Mogo Lending provides Canadian consumer lending products, managed for risk-adjusted returns and capital efficiency. Carta Worldwide provides payments infrastructure supporting more than $11 billion in annual payment volume and reaching more than four million end users through its clients.

Orion allocates capital across its businesses based on expected returns, capital efficiency and liquidity requirements.

Investor Relations

Investors@oriondigitalcorp.com

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

shamsian@lythampartners.com

(646) 829-9701

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